December 24, 2008
VIA FACSIMILE, U.S. MAIL AND EDGAR
Mr. Kevin Woody
Branch Chief
Division of Corporation Finance
United States Securities and
      Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Navigant Consulting, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Form 10-Q for the six months ended June 30, 2008
Proxy Statement filed March 21, 2008
File No. 001-12173
Dear Mr. Woody:
The following is our response to your comment letter dated December 10, 2008, relating to the above-referenced filings of Navigant Consulting, Inc. (the “Company”) filed with the United States Securities and Exchange Commission. For your convenience, the text of the comment in your letter has been included with our response.
In addition, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,
/s/  Thomas A. Nardi
Thomas A. Nardi
Executive Vice President and
Chief Financial Officer

cc:	Howard Efron
Staff Accountant
Division of Corporation Finance
United States Securities and
Exchange Commission

Phil Rothenberg
Staff Attorney
Division of Corporation Finance
United States Securities and
Exchange Commission

Tom Kluck
Legal Branch Chief
Division of Corporation Finance
United States Securities and
Exchange Commission

Form 10-K for the year ended December 31, 2007
Item 9A. Controls and Procedures, page 33
Comment:
1.	In future filings, please provide the disclosure required by Item 308(a)(4) of Regulation S-K.
Response:
     In future filings we will include the disclosure required by Item 308(a)(4) of Regulation S-K.
Proxy Statement
Compensation Discussion and Analysis, page 9
2.	We note your disclosure that in 2007 the Company did not achieve its financial performance goals in terms of revenue growth and profit margin and therefore both annual and long-term incentive awards for NEOs were significantly below target or, in most cases, zero. First, please either disclose the targets for both revenue growth and profit margin or demonstrate to us that disclosure of particular targets could cause you competitive harm. Please see Regulation S-K, Item 402(b) and Instruction 4 thereto. Please provide this disclosure in future filings and tell us how you plan to comply.

Second, although you disclose that both annual and long-term incentive awards for NEOs were mainly zero, the 2007 NEO Total Compensation table on page 16 and the Summary Compensation Table on page 17 indicate that while bonuses were mostly zero for 2007, long-term incentive (stock and option awards) was often higher in 2007 than in 2006. We also note your disclosure on page 12 under the heading “Long-Term Incentive Plan” that although you provided higher individual awards in 2007, that because you did not meet your revenue growth and profit margin goals that you are not providing “additional long-term incentive compensation.” These disclosures are seemingly contradictory. Please revise to clarify the level of your long-term incentive awards and how such levels were decided upon. Please provide this disclosure in future filings and tell us how you plan to comply.

Third, you disclose that in addition to Company performance, individual performance is reviewed and is a component in determining NEO compensation. Please provide additional details regarding how you measure individual performance and how individual performance affects individual NEO compensation. Please also disclose the Company’s assessment of each NEO’s individual performances in 2007 and the effect of such assessment on each NEOs’ compensation. Please provide this disclosure in future filings and tell us how you plan to comply.
First Paragraph Response:
     The Company provides performance-based compensation through its annual incentive compensation and long-term incentive compensation programs. The programs are based on a financial performance objective, defined as revenue growth and operating margin. The Company disclosed that the financial performance objective in terms of revenue growth and operating margin was not met in 2007, but did not disclose the underlying targets with respect to that objective. As described in our supporting analysis below, we believe that quantitative disclosure of the actual performance objective established is not required. First, we believe that this information is not material to investors because there was no payout under either program based upon the achievement of the performance objective for 2007. Second, we believe that disclosure of the specific financial performance objective potentially would result in competitive harm to the Company and its shareholders.
     Item 402(b) and Instruction 1 states that the purpose of the Compensation Discussion and Analysis (“CD&A”) is to provide to investors information that is (i) “material” or comprises “material elements of the registrant’s compensation of the named executive officer” and (ii) “necessary to an understanding of the registrant’s compensation policies and decisions regarding the named executive officers.” Accordingly, quantitative disclosure regarding specific performance and financial targets need only be included in the CD&A if such information is material and necessary to an understanding of the Company’s compensation policies and decisions for its named executive officers.
     The Company does not believe that disclosure of the performance objective is material or necessary to an investor’s understanding of the Company’s process for determining compensation. First, as disclosed on pages 11 and 12 of the Proxy Statement, the Company did not achieve its financial performance objective in 2007. The annual incentive compensation that was paid with respect to 2007 to one of the Company’s then current named executive officers was not based on the Company’s 2007 financial performance objective, but rather reflected partial year performance because the NEO commenced employment during the third quarter. Also, as noted below, the Company did not grant any long-term incentive awards in March 2008 with respect to the 2007 performance year. Because there was no payout with respect to the financial performance objective for the full 2007 year, we believe that the financial performance objective is immaterial and need not be disclosed.
     Additionally, the Company believes that the financial performance objective constitutes confidential commercial and financial information. Instruction 4 to Item 402(b) of Regulation S-K instructs that the standard to apply in determining whether disclosure of financial performance goals would cause competitive harm to the registrant is the same standard that applies when a registrant requests confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, which incorporates the criteria for non-disclosure when relying on the (b)(4) Exemption (defined below). The grounds of the objection to disclosure under Rule 80 of Organization, Conduct and Ethics, and Information and Requests, the Commission’s rule adopted under the Freedom of Information Act, are that disclosure of the Company Performance Information would reveal “commercial or financial information” from the Company that is “privileged or confidential,” and such information may be kept non-public pursuant to the Freedom of Information Act (5 U.S.C. 552(b)(4)) and the parallel Commission regulation (17 C.F.R. 200.80(b)(4)) known as the “(b)(4) Exemption.“
     We believe disclosure of our specific annual revenue growth and operating margin targets would reveal insights into the specifics of our privileged and confidential strategic plan such that it could cause the Company competitive harm. The Company’s strategic plan is based on senior management’s projections of a strong, yet achievable growth plan based on historical performance, economic factors, industry trends and specific initiatives in the areas of service line expansion or potential acquisitions, inclusive of specific acquisition targets. We believe that disclosure of the Company’s financial performance objective would significantly hinder our ability to execute efficiently and fairly in these initiatives. Disclosure of these targets would also reveal, to a degree, our relative capability to retain and competitively reward our key corporate executives and consulting leaders and staff. This would ultimately prevent the Company from realizing the value we seek to create for our shareholders and could potentially erode value. We operate in an increasingly consolidating industry where competition is intense and competitive advantage is continually sought.
          The Company will provide in future filings, when applicable and not competitively harmful, the appropriate disclosures with respect to compensation when performance targets are met and such targets are material to an investor’s understanding of the incentive compensation awarded to the Company’s named executive officers. To the extent that the Company concludes that disclosure of its performance targets would cause competitive harm, the Company will provide additional disclosure as to the level of difficulty of the undisclosed targets.
Second Paragraph Response:
     The long-term incentive awards for NEOs, as illustrated in the 2007 NEO Total Compensation Table on page 16 and the Summary Compensation Table on page 17, reflect awards which were granted in March of 2007, upon completion of the 2006 annual performance assessment and well in advance of the 2007 annual performance assessment which was completed early in 2008.
     With the exception of Mr. Krenz, who at that time was not employed by the Company, the 2007 long-term incentive awards listed in those tables, provided to our other 3 NEOs in March of 2007 were determined based on two factors, after consultation of the benchmarks of similarly situated executives in peer companies. Those factors were: (i) the individual and Company performance levels achieved for the 2006 performance year, and (ii) the then immediate need to better ensure retention of these key executives, based upon a prospective view of the value they were expected to bring to the organization in future years. Given that these awards included the prospective retention aspect, they were somewhat larger than our historic practice in terms of annual long-term incentive size. For that reason, these awards were deemed to be viewed as a two-year award. While awarded in full in March 2007, they served as both a reward for actual performance in 2006 as well as a reward for prospective performance in 2007, with 50% of the award attributed to 2006 performance and 50% attributed to 2007 performance. These awards are referred to as the “2007 special stock incentive award.”
     The following year, in early 2008, upon completion of the 2007 annual performance assessment, it was confirmed that the Company did not meet its overall performance objective for 2007 defined as revenue growth and operating margin. More specifically, the Company did achieve its revenue growth goal but missed its operating margin goal. We stated that we missed the broad objective, without the specificity on the individual metrics, to maintain the confidentiality we feel is necessary to avoid competitive harm.
     Because the Company did not meet its overall performance objective for 2007, annual incentive awards for the 2007 performance year, awarded in March 2008, were significantly below target, or in most cases, zero. Additionally, no long-term incentive awards were granted in March 2008 for the 2007 performance year. The statement that we did not provide “additional long-term incentive compensation” was made to distinguish the long-term incentive awards granted in March of 2007 under the 2007 special stock incentive plan, a portion of which were prospectively attributed to 2007 performance, from those that would otherwise have been granted in March 2008 for actual 2007 performance had the Company met its 2007 performance objective. As stated above, the 2007 special stock incentive grant was a two-year award granted early in the 2007 performance year, well in advance of the 2007 performance assessment, 50% of which was attributed to actual 2006 performance and 50% of which was attributed, prospectively, to 2007 performance.
     Ultimately, upon review of the peer benchmarks as well as the assessment of individual and Company 2007 performance, the annual base salary received, together with the 50% prospective portion of the 2007 long-term incentive grant, was deemed to be sufficient and appropriate total compensation for the 3 NEOs who received the 2007 special stock incentive. Therefore, no further long-term incentive nor any annual incentive was awarded.
     This timing and presentation is consistent with Company historic practice; upon conclusion of our fiscal year, which is the calendar year, individual and Company performance is assessed in the first quarter of the following year. At this time, the Compensation Committee reviews and approves compensation, including base salary changes and the incentive compensation opportunity based on the assessment of the prior year performance. Awards are effective, distributed or granted, in the first quarter of the year following the performance year.

Third Paragraph Response:
     We measure and target individual NEO compensation in two fundamental ways. First, we review benchmark data of similarly situated executives in peer organizations to ensure that both the total compensation and the relative mix of our three elements of pay (base salary, annual incentive and long-term incentive) remains broadly competitive in comparison to those benchmarks for each individual role. Second, we interpret and target the position of our individual NEO compensation levels, relative to the benchmarks, in consideration of the individual’s level of experience and tenure. Generally, we target the 75th percentile of the benchmark data on each element of compensation separately; however the final target positioning is determined based on the assessment of the individual experience and tenure.
     We determine adjustments to individual NEO compensation in consideration of these two elements and the targets they define, and based upon the individual and Company performance. Compensation reviews are conducted annually, after the close of each performance year.
     We believe that this approach allows us to both attract and retain NEO talent, while at the same time ensures that we maintain our pay-for-performance philosophy. This philosophy is further reinforced by the relatively high percentage of variable compensation that we target, in the form of annual incentives and long-term incentives. Annual incentive compensation, as a percentage of Total Annual Cash Compensation, is targeted based upon an assessment of the benchmarks and individual experience and tenure. Long-term incentive compensation is targeted on average for our NEO group at 50% of Total Annual Compensation. Individual NEO long-term incentive targets are based upon an assessment of the benchmarks and individual experience and tenure.
     Individual performance for NEOs is assessed based upon each NEO’s specific role within the Company and that role’s contributions toward achieving the Company performance targets of revenue growth and operating margin. We do not apply specific weighting factors to the mix of individual and Company performance; rather, we perform a qualitative assessment of each NEO’s key leadership roles and each NEO’s contributions to overall Company management. Because we do not assign specific performance goals, but rather perform a holistic assessment of management, each of our NEOs is evaluated based on (i) overall performance of the area over which the NEO has direct responsibility and (ii) contributions of that area toward achieving the Company’s performance objective of revenue growth and operating margin.
     For our General Counsel, individual performance is based upon an assessment of the overall performance of the Legal Department of the Company in terms of both quality and effective management.

     For our Chief Financial Officer, individual performance is based upon an assessment of the overall performance of the Finance Department of the Company in terms of both quality and effective management.
     For our President and COO, individual performance is based upon an assessment of the overall performance of the Company operations in terms of both quality and effective management.
     For our Chairman and CEO, individual performance is based upon an assessment of the overall performance of the Company in achieving annual performance objectives of revenue growth and profitability.
     In future filings we will provide this information with respect to the presentation of all elements of compensation, their timing and their relation to specific performance periods to ensure clarity.
Independent Registered Public Accounting Firm, page 29
Comment:
3.	In future filings, please provide the disclosure required by Item 14(5) of Part III of Form 10-K.
Response:
     In future filings we will include the disclosure required by Item 14(5) of Part III of Form 10-K.
Form 10-Q for the six months ended June 30, 2008
Note 4. Goodwill and Intangible Assets, page 11
Comment:
4.	We note that you have recorded a reduction to goodwill in the amount of $6.8 million during the quarter ended March 31, 2008 and that you attribute this adjustment to a lack of marketability on common stock with transfer restrictions issued in connection with acquisition purchase agreements. Please tell us the general nature of the components of this adjustment including the specific acquisitions to which the adjustment relates. In your response, please help us to understand whether you view this adjustment as impairment to goodwill or if you view this adjustment to be some form of a preacquisition contingency to your purchase allocations. Within your response, please cite the relevant GAAP literature relied upon by management.

Response:
     The Company recorded an adjustment to properly value the shares of its common stock issued with transfer restrictions in connection with certain acquisitions completed prior to 2008 (including the following acquisitions listed in our annual reports — Abros, Augmentis, AMDC, Troika, Precept, HP3, CBW, AWH and Tucker). The Company originally recorded the common stock value incorrectly in purchase accounting without considering a discount for the lack of marketability due to transfer restrictions. The adjustment is entirely related to the reduction in the value of the common stock to properly reflect the discount for the transfer restrictions and is not related to goodwill impairment or a preacquisition contingency. The Company referenced Statement of Financial Accounting Standards No. 141, paragraphs 22 and 23 in assessing the fair value of securities issued to effect the business combination. The Company consulted with an outside independent valuation firm to determine the appropriate discount for the lack of marketability due to the transfer restrictions.
     The Company referenced SAB 108 in deciding to record the correction in the period in which it was identified. Specifically, the Company concluded that the cumulative adjustment was immaterial to the first quarter of 2008, the period in which the correction was made, as well as all affected prior periods. As such, the Company elected to record the entire adjustment in the first quarter of 2008.